Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
875 15th Street, N.W.
Washington, DC 20005
telephone 202-551-1700 • facsimile 202-551-1705 • www.paulhastings.com

RECEIVED

2008 MAR -7 A 11:

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(202) 551-1817
farrahshort@paulhastings.com

08001146

March 6, 2008 32724.00020

EXEMPTION FILE NUMBER: 82-34717

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

BY HAND DELIVERY

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of February 2008, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

dlw 3/11

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.10

Schedule 1

Information Published, Filed or Distributed During February 2008

1. Flash Report on Overview of Consolidated Performance in the Third Quarter of the Fiscal Year ending March 31, 2008 (Exhibit 1)

2. Third Quarter of FY2008.3 Performance Outline (Exhibit 2)

3. Outline of Consolidated Performance for the Third Quarter of FY2008.3 and Revision of the Outlook for FY2008.3 as a whole (Exhibit 3)

4. Analyst and Investor Briefing on the Third Quarter of the Fiscal Year ending March 31, 2008(FY2008.3) (Exhibit 4)

5. Consolidation of Musical Instruments and Audio Visual (AV) Equipment Sales Companies in three European Countries (Exhibit 5)

6. Dormant Company in Malaysia to be dissolved (Exhibit 6)

Exhibit 1

YAMAHA CORPORATION

Overview of Consolidated Performance in the Third Quarter of the Fiscal Year Ending March 31, 2008 (April 1, 2007, to December 31, 2007)

February 6, 2008

Company name:	YAMAHA CORPORATION (URL http://www.global.yamaha.com/ir/report/)
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Mitsuru Umemura, President and Representative Director
For further information, please contact:	Fumio Umeda, General Manager, Accounting and Finance Division
Telephone:	+81 53 460 2141
Stock listing:	Tokyo Stock Exchange (First Section)

1. Overview of Consolidated Performance in the Third Quarter of FY2008.3 (April 1, 2007, to December 31, 2007)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	Change from the previous year	Millions of yen	Change from the previous year	Millions of yen	Change from the previous year
Third quarter of FY2008.3	**¥428,903**	**3.0%**	**¥35,517**	**32.1%**	**¥35,322**	**(8.2)%**
Third quarter of FY2007.3	¥416,501	2.5%	¥26,877	4.0%	¥38,462	8.3 %
(Reference) FY2007.3	¥550,361	—	¥27,685	—	¥42,626	—

	Net income		Net income per share	Net income per share after full dilution
	Millions of yen	Change from the previous year	Yen	Yen
Third quarter of FY2008.3	**¥42,176**	**41.0%**	**¥204.45**	**¥ —**
Third quarter of FY2007.3	¥29,922	9.0%	¥145.17	¥145.10
(Reference) FY2007.3	¥27,866	—	¥135.19	¥135.11

(2) Consolidated Financial Data

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Third quarter of FY2008.3	**¥605,763**	**¥380,462**	**62.2%**	**¥1,826.69**
Third quarter of FY2007.3	¥561,251	¥352,187	61.9%	¥1,684.30
(Reference) FY2007.3	¥559,031	¥351,398	62.0%	¥1,680.91

Note: Shareholders' equity ratio=(Net assets – Minority interests)/Total assets

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Third quarter of FY2008.3	**¥14,289**	**¥51,035**	**¥(10,622)**	**¥101,092**
Third quarter of FY2007.3	¥13,320	¥(17,064)	¥ 1,227	¥ 34,136
(Reference) FY2007.3	¥39,732	¥(22,427)	¥ (8,246)	¥ 45,926

2. Consolidated Financial Forecast for FY2008.3 (April 1, 2007, to March 31, 2008) (Reference)

	Net sales		Operating income		Recurring profit	
	Millions of yen	Change from the previous year	Millions of yen	Change from the previous year	Millions of yen	Change from the previous year
FY2008.3	¥554,000	0.7%	¥33,500	21.0%	¥33,000	(22.6)%

	Net income		Net income per share
	Millions of yen	Change from the previous year	Yen
FY2008.3	¥39,000	40.0%	¥189.05

3. Others

(1) Changes in the state of material subsidiaries during the period (Changes regarding specific companies accompanying changes in the scope of consolidation): No
(2) Whether the Company has adopted simplified accounting methods: Yes
(3) Differences from the previous fiscal year in consolidated accounting policies: Yes

Note: For further details, please refer to the item "(4) Others" on page 4 in the section " 4. Qualitative Information and Financial Statements."

* Explanation of the appropriate use of performance forecasts and other related items
Forecasts of consolidated performance shown on this page were prepared based on information available at the time of the forecast. Actual consolidated performance may differ from forecasts owing to a wide range of factors. For further information, please refer to page 4.

4. Qualitative Information and Financial Statements

(1) Qualitative Information Regarding Consolidated Business Performance

During the first three quarters of the fiscal year (April 1, 2007, to December 31, 2007), consolidated net sales rose 3.0% from the same period of previous fiscal year to ¥428.9 billion, reflecting the decline in the value of the yen and robust performance in the musical instruments and the others segments. Sales in Japan declined 2.7%, to ¥213.3 billion, but overseas sales expanded 9.2%, to ¥215.6 billion.

Regarding product categories by segment, within the musical instruments segment, sales of pianos, wind instruments, electronic musical instruments such as digital pianos, and commercial audio equipment increased, while revenues from music schools also increased.

In the AV/IT segment, foreign exchange factors had a positive impact on overall sales but sales of mainstay home theater related products were weak, and sales of commercial online karaoke equipment declined.

In the electronic equipment and metal products segment, sales of semiconductors decreased. Please note that on November 30, 2007, Yamaha sold 90% of the shares it held in Yamaha Metanix Corporation, which was a consolidated subsidiary engaged in the electronic metals business, to DOWA Metaltech Co., Ltd. As a result, Yamaha Metanix was excluded from the scope of consolidation.

Sales of the lifestyle-related products segment declined, but sales of the others segment continued to rise.

In the recreation segment, Yamaha sold the operating assets of four of its facilities operating recreation businesses (Kiroro, Toba Hotel International, Nemunosato, and Haimurubushi) to Mitsui Fudosan Resort Co., Ltd., on October 1, 2007. As a result of the sale of all of Yamaha's shares in these respective operating companies, they were excluded from the scope of consolidation.

Profitwise, as a result of the depreciation of the yen and major increases in revenues and profits of the musical instruments segment and the others segment, operating income climbed 32.1%, to ¥35.5 billion. Recurring profit, however, decreased 8.2%, to ¥35.3 billion, because of the sale of a portion of Yamaha's equity interest in Yamaha Motor Co., Ltd., which led to the exclusion of the latter company from the scope of consolidation under the equity method and a consequent decline in equity in earnings of unconsolidated subsidiaries and affiliates. However, net income for the quarter rose a sharp 41.0%, to ¥42.2 billion, because of the recognition of an extraordinary gain on sales of stocks of the above mentioned Yamaha Motor Co., Ltd.

(2) Qualitative Information Regarding Consolidated Financial Condition

Regarding cash from operations, during the first three quarters of the fiscal year (April 1, 2007, to December 31, 2007), income before income taxes and minority interests amounted to ¥65.8 billion, but this included a gain on sales of stocks of affiliated companies (amounting to ¥29.8 billion) and an increase in notes and accounts receivable—trade and other factors, thus resulting in cash provided by operating activities during the period amounting to ¥14.3 billion.

Cash provided by investing activities amounted to ¥51.0 billion and included a cash inflow resulting from the sales of stocks in subsidiaries.

Cash used in financing activities amounted to ¥10.6 billion and reflected the payment of dividends and other factors.

As a result of these movements in cash flows, cash and cash equivalents at the end of the period amounted to ¥101.1 billion, representing an increase of ¥55.2 billion year on year.

(3) Qualitative Information Regarding the Consolidated Financial Forecast

The revised financial forecast on a consolidated basis for the fiscal year ending March 31, 2008, calls for lower net sales than the forecast issued previously, owing to deterioration in the market environment for the AV/IT, electronic equipment and metal products, and lifestyle-related products segments and other factors.

Profitwise, although income in the electronic equipment and metal products segment and lifestyle-related products segment is forecast to decline, the forecast for operating income as a whole remains unchanged from the previous forecast because of increases in operating income in the musical instruments and AV/IT segments. Recurring profit and net income are now forecast to be higher than in the previous forecast.

Consolidated Forecast for FY2008.3 (April 1, 2007, to March 31, 2008)

FY2008.3 (April 1, 2007, to March 31, 2008) (Millions of yen)

	Net sales	Operating income	Recurring profit	Net income
Previously announced forecast (A)	¥558,000	¥33,500	¥32,000	¥38,000
Revised forecast (B)	554,000	33,500	33,000	39,000
Change (B–A)	(4,000)	—	1,000	1,000
% change	(0.7)	—	3.1	2.6
Results from the previous term (FY2007.3)	¥550,361	¥27,685	¥42,626	¥27,866

Some portions of the content of this document are forward-looking statements that are based on forecasts and plans regarding future developments. Accordingly, actual results and performance may differ from the forecast presented here, depending on risk and uncertainty factors.

(4) Others

(a) Changes in the state of material subsidiaries during the period (Changes regarding specific companies accompanying changes in the scope of consolidation): No

(b) The adoption of simplified accounting methods:
(i) Depreciation expenses represent the portion of total planned annual depreciation as of the end of the quarter.
(ii) A simplified method is used to calculate tax expenses.

(c) Differences from the previous fiscal year in consolidated accounting policies:
Method for accounting for the depreciation of tangible fixed assets

Changes in Accounting Methods
Accompanying revisions in Japan's Corporate Tax Law that became effective in fiscal 2007, the Company and its domestic consolidated subsidiaries have adopted the declining-balance method for calculating depreciation for tangible fixed assets acquired on or after April 1, 2007, using a rate that is 2.5 times the rate that would have been used for the straight-line method.

As a result of this accounting change, operating income, recurring profit, and income before income taxes and minority interests were all ¥218 million lower and net income was ¥137 million lower on an accumulated basis through the third quarter than they would have been under the previous method of accounting.

Note that the effect of this change by segment is shown in the relevant segment information.

Supplementary Information
Accompanying revisions in Japan's Corporate Tax Law that became effective in fiscal 2007, the Company and its domestic consolidated subsidiaries have adopted the following method for the treatment of tangible fixed assets that were purchased on or before March 31, 2007, and have been fully depreciated to the limits prescribed in previous corporate tax provisions. The remaining value of such assets will be depreciated in equal amounts over a five-year period.

As a result of this accounting change, operating income, recurring profit, and income before income taxes and minority interests were all ¥684 million lower and net income was ¥434 million lower on an accumulated basis through the third quarter than they would have been under the previous method of accounting.

Note that the effect of this change by segment is shown in the relevant segment information.

5. Consolidated Financial Statements

(1) Summary of Consolidated Balance Sheets

	Third quarter of FY2008.3 (as of Dec. 31, 2007)	Third quarter of FY2007.3 (as of Dec. 31, 2006)	Increase (decrease)		FY2007.3 (as of March 31, 2007)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
ASSETS					
Current assets					
Cash and bank deposits	¥ 70,466	¥ 34,908	¥35,558	101.9	¥ 46,702
Notes and accounts receivable—trade	89,090	92,134	(3,044)	(3.3)	78,669
Inventories	84,202	86,256	(2,054)	(2.4)	82,214
Other current assets	57,806	24,294	33,512	137.9	23,447
Total current assets	301,565	237,593	63,972	26.9	231,033
Fixed assets					
Tangible assets	139,627	151,422	(11,795)	(7.8)	149,872
Intangible assets	2,702	3,090	(388)	(12.6)	2,951
Investments and other assets	161,867	169,143	(7,276)	(4.3)	175,174
Total fixed assets	304,197	323,657	(19,460)	(6.0)	327,998
Total assets	¥605,763	¥561,251	¥44,512	7.9	¥559,031
LIABILITIES					
Current liabilities					
Notes and accounts payable—trade	¥ 38,322	¥ 42,496	¥(4,174)	(9.8)	¥ 43,165
Short-term debt	23,417	24,552	(1,135)	(4.6)	15,118
Current portion of long-term debt	2,709	5,352	(2,643)	(49.4)	4,301
Accrued expenses and accrued payables	33,737	34,714	(977)	(2.8)	54,415
Other current liabilities	31,118	21,665	9,453	43.6	19,655
Total current liabilities	129,305	128,781	524	0.4	136,656
Long-term liabilities					
Long-term debt	4,359	5,259	(900)	(17.1)	6,132
Accrued employees' retirement benefits	25,502	27,947	(2,445)	(8.7)	27,140
Other long-term liabilities	66,133	47,076	19,057	40.5	37,703
Total long-term liabilities	95,995	80,282	15,713	19.6	70,977
Total liabilities	225,300	209,064	16,236	7.8	207,633
NET ASSETS					
Shareholders' equity					
Common stock	28,534	28,534	—	—	28,534
Capital surplus	40,054	40,054	—	—	40,054
Retained earnings	231,925	262,528	(30,603)	(11.7)	260,555
Treasury stock, at cost	(322)	(329)	7	—	(339)
Total shareholders' equity	300,191	330,789	(30,598)	(9.3)	328,804
Valuation and translation adjustments					
Net unrealized holding gain on other securities	73,660	14,007	59,653	425.9	13,718
Loss on deferred hedges	(174)	(414)	240	—	(406)
Land revaluation difference	14,861	18,206	(3,345)	(18.4)	18,116
Translation adjustments	(11,708)	(15,417)	3,709	—	(13,765)
Total valuation and translation adjustments	76,639	16,382	60,257	367.8	17,662
Minority interests	3,631	5,015	(1,384)	(27.6)	4,931
Total net assets	380,462	352,187	28,275	8.0	351,398
Total liabilities and net assets	¥605,763	¥561,251	¥44,512	7.9	¥559,031

Note: Figures of less than ¥1 million have been omitted.

(2) Summary of Consolidated Statements of Income

	Third quarter of FY2008.3 (Apr. 1, 2007– Dec. 31, 2007)	Third quarter of FY2007.3 (Apr. 1, 2006– Dec. 31, 2006)	Increase (Decrease)		FY2007.3 (Apr. 1, 2006– Mar. 31, 2007)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
Net sales	**¥428,903**	¥416,501	¥12,402	3.0	¥550,361
Cost of sales	**265,377**	265,270	107	0.0	352,382
Unrealized profit (loss)	**(0)**	0			1
Total gross profit	**163,525**	151,231	12,294	8.1	197,980
Selling, general and administrative expenses	**128,008**	124,353	3,655	2.9	170,295
Operating income	**35,517**	26,877	8,640	32.1	27,685
Non-operating income	**4,587**	15,927	(11,340)	(71.2)	21,334
Non-operating expenses	**4,782**	4,342	440	10.1	6,393
Recurring profit	**35,322**	38,462	(3,140)	(8.2)	42,626
Extraordinary income					
Gain on sales of stocks of affiliated companies	**29,756**	—	29,756	—	—
Other	**2,723**	443	2,280	514.7	606
Total extraordinary income	**32,480**	443	32,037	—	606
Extraordinary loss	**2,023**	2,620	(597)	(22.8)	10,130
Income before income taxes and minority interests	**65,780**	36,285	29,495	81.3	33,101
Current income taxes	**19,177**	6,794	12,383	182.3	7,010
Deferred income taxes	**3,773**	(936)	4,709	—	(2,268)
Minority interests	**652**	504	148	29.4	493
Net income	**¥ 42,176**	¥ 29,922	¥ 12,254	41.0	¥ 27,866

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Changes in Net Assets

Third quarter of FY2008.3 (April 1, 2007, to December 31, 2007) (Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments					Minority interests	Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Translation adjustments	Total valuation and translation adjustments		
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398
Changes during the period												
Dividends from surplus			(7,736)		(7,736)							(7,736)
Net income for the period			42,176		42,176							42,176
Changes in the scope of consolidation			(656)		(656)							(656)
Changes in the scope of consolidation under equity method			(60,275)	43	(60,232)							(60,232)
Reversal of reserve for land revaluation difference			(2,137)		(2,137)							(2,137)
Purchases of treasury stock				(26)	(26)							(26)
Changes, net, in items other than shareholders' equity						59,942	232	(3,254)	2,057	58,976	(1,299)	57,676
Total changes during the period	—	—	(28,629)	17	(28,612)	59,942	232	(3,254)	2,057	58,976	(1,299)	29,064
Balance at December 31, 2007	¥28,534	¥40,054	¥231,925	¥(322)	¥300,191	¥73,660	¥(174)	¥14,861	¥(11,708)	¥76,639	¥3,631	¥380,462

Note: Figures of less than ¥1 million have been omitted.

Third quarter of FY2007.3 (April 1, 2006, to December 31, 2006)

(Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			29,922		29,922							29,922
Changes in the scope of consolidation			(0)		(0)							(0)
Changes of interest in subsidiaries			(132)	0	(132)							(132)
Reversal of reserve for land revaluation difference			32		32							32
Bonuses to directors and corporate auditors			(80)		(80)							(80)
Purchases of treasury stock				(26)	(26)							(26)
Changes, net, in items other than shareholders' equity						(1,462)	(414)	(219)	7,673	5,577	543	6,120
Total changes during the period	—	—	25,615	(26)	25,589	(1,462)	(414)	(219)	7,673	5,577	543	31,709
Balance at December 31, 2006	¥28,534	¥40,054	¥262,528	¥(329)	¥330,789	¥14,007	¥(414)	¥18,206	¥(15,417)	¥16,382	¥5,015	¥352,187

Note: Figures of less than ¥1 million have been omitted.

FY2007.3 (April 1, 2006, to March 31, 2007)

(Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			27,866		27,866							27,866
Changes in the scope of consolidation			(0)		(0)							(0)
Changes of interest in subsidiaries			(138)	0	(138)							(138)
Reversal of reserve for land revaluation difference			121		121							121
Bonuses to directors and corporate auditors			(80)		(80)							(80)
Purchases of treasury stock				(37)	(37)							(37)
Changes, net, in items other than shareholders' equity						(1,752)	(406)	(309)	9,325	6,857	458	7,315
Total changes during the period	—	—	23,642	(37)	23,604	(1,752)	(406)	(309)	9,325	6,857	458	30,920
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398

Note: Figures of less than ¥1 million have been omitted.

(4) Summary of Consolidated Statements of Cash Flows

	Millions of yen		
	Third quarter of FY2008.3 (Apr. 1, 2007– Dec. 31, 2007)	Third quarter of FY2007.3 (Apr. 1, 2006– Dec. 31, 2006)	FY2007.3 (Apr. 1, 2006– Mar. 31, 2007)
Cash flows from operating activities			
Income before income taxes and minority interests	¥ 65,780	¥36,285	¥33,101
Depreciation and amortization	15,520	14,672	19,956
Gain on sales of stocks of affiliated companies	(29,756)	—	—
Changes in operating assets and liabilities:			
Accounts and notes receivable—trade	(13,502)	(17,177)	(4,537)
Inventories	(7,021)	(5,933)	(2,262)
Accounts and notes payable—trade	(54)	4,535	5,272
Income taxes paid and refunded	(7,245)	(2,998)	(3,978)
Other, net	(9,430)	(16,064)	(7,819)
Net cash provided by operating activities	14,289	13,320	39,732
Cash flows from investing activities			
Purchases of tangible fixed assets	(19,846)	(18,104)	(22,863)
Proceeds from sales of tangible fixed assets	5,728	731	1,094
Proceeds from sales of stocks of affiliated companies	67,778	—	—
Other, net	(2,625)	308	(658)
Net cash provided by (used in) investing activities	51,035	(17,064)	(22,427)
Cash flows from financing activities			
Net increase (decrease) in short-term debt	8,538	7,112	(1,961)
Net decrease in long-term debt	(2,041)	(781)	(916)
Cash dividends paid	(7,736)	(4,126)	(4,126)
Other, net	(9,383)	(976)	(1,242)
Net cash (provided by) used in financing activities	(10,622)	1,227	(8,246)
Effect of exchange rate changes on cash and cash equivalents	531	1,249	1,464
Net increase (decrease) in cash and cash equivalents	55,233	(1,266)	10,523
Cash and cash equivalents at beginning of period	45,926	35,434	35,434
Cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	41	—	—
Cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	(108)	(31)	(31)
Cash and cash equivalents at end of period	¥101,092	¥34,136	¥45,926

Note: Figures of less than ¥1 million have been omitted.

(5) Segment Information

(a) Business Segments

(Third quarter of FY2008.3 (April 1, 2007, to December 31, 2007)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥263,793	¥56,594	¥36,822	¥34,967	¥10,168	¥26,557	¥428,903	¥ —	¥428,903
Intersegment sales or transfers	—	—	1,048	—	—	—	1,048	(1,048)	—
Total sales	263,793	56,594	37,870	34,967	10,168	26,557	429,951	(1,048)	428,903
Operating expenses	234,671	53,912	35,383	34,515	10,907	25,043	394,434	(1,048)	393,385
Operating income (loss)	¥ 29,121	¥ 2,681	¥ 2,486	¥ 451	¥ (738)	¥ 1,514	¥ 35,517	¥ —	¥ 35,517

(Third quarter of FY2007.3 (April 1, 2006, to December 31, 2006)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥246,066	¥57,634	¥41,875	¥35,380	¥13,249	¥22,294	¥416,501	¥ —	¥416,501
Intersegment sales or transfers	—	—	1,312	—	—	—	1,312	(1,312)	—
Total sales	246,066	57,634	43,188	35,380	13,249	22,294	417,814	(1,312)	416,501
Operating expenses	225,764	55,060	39,693	34,359	14,395	21,663	390,937	(1,312)	389,624
Operating income (loss)	¥ 20,301	¥ 2,574	¥ 3,495	¥ 1,020	¥ (1,145)	¥ 630	¥ 26,877	¥ —	¥ 26,877

(FY2007.3 (April 1, 2006, to March 31, 2007)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥325,989	¥72,823	¥54,809	¥46,573	¥ 17,800	¥32,365	¥550,361	¥ —	¥550,361
Intersegment sales or transfers	—	—	1,714	—	—	—	1,714	(1,714)	—
Total sales	325,989	72,823	56,524	46,573	17,800	32,365	552,076	(1,714)	550,361
Operating expenses	303,951	70,685	53,423	45,422	19,337	31,570	524,391	(1,714)	522,676
Operating income (loss)	¥ 22,037	¥ 2,137	¥ 3,101	¥ 1,150	¥ (1,536)	¥ 794	¥ 27,685	¥ —	¥ 27,685

Notes: 1. Business Sectors:

Divided into the categories of musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation, and others based on consideration of similarities of product type, characteristics, and market, etc.

2. Changes in Accounting Methods

Accompanying changes in accounting methods as described in "(4) Others: (c) Differences from the previous fiscal year in consolidated accounting policies: Method for accounting for the depreciation of tangible fixed assets, Changes in Accounting Methods," operating expenses were higher and operating income was lower on an accumulated basis through the third quarter than they would have been under the previous accounting methods. Specifically, by segment, operating expenses rose higher than they would have been otherwise as follows: musical instruments, ¥83 million; AV/IT, ¥28 million; electronic equipment and metal products, ¥82 million; lifestyle-related products, ¥4 million; recreation, ¥4 million; and others, ¥15 million. Accordingly, operating income was lower by the same amount as the respective increases in operating expenses.

3. Supplementary Information

Accompanying changes in accounting methods as described in "(4) Others: (c) Differences from the previous fiscal year in consolidated accounting policies: Method for accounting for the depreciation of tangible fixed assets, Supplementary Information," operating expenses were higher and operating income was lower on an accumulated basis through the third quarter than they would have been under the previous accounting methods. Specifically, by segment, operating expenses rose higher than they would have been otherwise as follows: musical instruments, ¥344 million; AV/IT, ¥28 million; electronic equipment and metal products, ¥234 million; lifestyle-related products, ¥24 million; recreation, ¥27 million; and others, ¥24 million. Accordingly, operating income was lower by the same amount as the respective increases in operating expenses.

(b) Geographical Segments

(Third quarter of FY2008.3 (April 1, 2007, to December 31, 2007)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥226,019	¥70,355	¥82,434	¥ 50,093	¥428,903	¥ —	¥428,903
Intersegment sales or transfers	136,757	991	943	62,605	201,297	(201,297)	—
Total sales	362,777	71,346	83,378	112,698	630,201	(201,297)	428,903
Operating expenses	342,944	67,140	76,807	104,642	591,534	(198,148)	393,385
Operating income	¥ 19,832	¥ 4,205	¥ 6,570	¥ 8,056	¥ 38,666	¥ (3,148)	¥ 35,517

(Third quarter of FY2007.3 (April 1, 2006, to December 31, 2006)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥230,677	¥70,854	¥73,706	¥41,262	¥416,501	¥ —	¥416,501
Intersegment sales or transfers	124,834	1,500	1,021	54,478	181,835	(181,835)	—
Total sales	355,512	72,355	74,727	95,741	598,336	(181,835)	416,501
Operating expenses	337,367	69,450	70,202	91,351	568,373	(178,748)	389,624
Operating income	¥ 18,145	¥ 2,904	¥ 4,524	¥ 4,389	¥ 29,963	¥ (3,086)	¥ 26,877

(FY2007.3 (April 1, 2006, to March 31, 2007)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥307,486	¥93,131	¥95,326	¥ 54,418	¥550,361	¥ —	¥550,361
Intersegment sales or transfers	155,991	2,075	1,238	69,068	228,374	(228,374)	—
Total sales	463,477	95,206	96,565	123,486	778,736	(228,374)	550,361
Operating expenses	447,406	91,668	92,164	118,380	749,620	(226,944)	522,676
Operating income	¥ 16,071	¥ 3,538	¥ 4,400	¥ 5,105	¥ 29,115	¥ (1,430)	¥ 27,685

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, Republic of Korea, Australia

(c) Overseas Sales

(Third quarter of FY2008.3 (April 1, 2007, to December 31, 2007)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥70,407	¥83,947	¥61,276	¥215,631
Net sales	—	—	—	428,903
% of net sales	16.4%	19.6%	14.3%	50.3%

(Third quarter of FY2007.3 (April 1, 2006, to December 31, 2006)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥71,355	¥75,309	¥50,735	¥197,400
Net sales	—	—	—	416,501
% of net sales	17.1%	18.1%	12.2%	47.4%

(FY2007.3 (April 1, 2006, to March 31, 2007)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥93,676	¥97,299	¥68,157	¥259,133
Net sales	—	—	—	550,361
% of net sales	17.0%	17.7%	12.4%	47.1%

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, Republic of Korea, Australia

Third Quarter of FY2008.3 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	3Q Results (Oct. 07-Dec. 07) FY2008.3	3Q Results (Previous Year) (Oct. 06-Dec. 06) FY2007.3	3Q Results (Apr. 07-Dec. 07) FY2008.3	3Q Results (Previous Year) (Apr. 06-Dec. 06) FY2007.3	Initial Projections (Oct. 31, 2007) FY2008.3	Projections FY2008.3	Results (Previous Year) FY2007.3
Net Sales	148.2	152.0	428.9	416.5	558.0	554.0	550.4
Japan Sales	66.1 (44.6%)	74.9 (49.3%)	213.3 (49.7%)	219.1 (52.6%)	282.4 (50.6%)	277.2 (50.0%)	291.3 (52.9%)
Overseas Sales	82.1 (55.4%)	77.1 (50.7%)	215.6 (50.3%)	197.4 (47.4%)	275.6 (49.4%)	276.8 (50.0%)	259.1 (47.1%)
Operating Income	14.2 (9.6%)	13.0 (8.6%)	35.5 (8.3%)	26.9 (6.5%)	33.5 (6.0%)	33.5 (6.0%)	27.7 (5.0%)
Recurring Profit	13.7 (9.2%)	15.5 (10.2%)	35.3 (8.2%)	38.5 (9.2%)	32.0 (5.7%)	33.0 (6.0%)	42.6 (7.7%)
Net Income	11.4 (7.7%)	12.5 (8.2%)	42.2 (9.8%)	29.9 (7.2%)	38.0 (6.8%)	39.0 (7.0%)	27.9 (5.1%)
Currency Exchange Rate (=yen)	114/US$ 159/EUR	117/US$ 146/EUR	118/US$ 159/EUR	116/US$ 142/EUR	117/US$ 157/EUR	117/US$ (*4) 158/EUR	117/US$ 144/EUR
ROE (*1)	12.1%	14.7%	15.6%	12.0%	10.5%	10.9%	8.4%
ROA (*2)	7.3%	8.9%	9.7%	7.4%	6.6%	6.8%	5.2%
Earnings per share	-	-	204.5yens	145.2yens	184.2yens	189.0yens	135.2yens
Capital Expenditure	3.7	4.2	16.4	15.9	25.0	23.5	25.2
(Depreciation)	(4.9)	(5.0)	(15.5)	(14.7)	(20.6)	(20.2)	(20.0)
R&D Expenditure	6.3	6.2	18.3	17.9	24.5	24.5	24.2
Free Cash Flow							
Operating Activities	14.1	11.1	14.3	13.3	34.6	34.6	39.7
Investing Activities	2.1	-5.3	51.0	-17.1	45.5	43.4	-22.4
Total	16.2	5.8	65.3	-3.8	80.1	78.0	17.3
Inventories at period-end	-	-	84.2	86.3	74.9	78.2	82.2
Number of Employees							
Japan	-	-	10,803	11,785	10,770	10,834	11,661
Overseas	-	-	15,206	14,023	15,255	15,777	14,348
Total (*3) (Newly consolidated)	-	-	26,009	25,808	26,025	26,611	26,009
Sales by Business Segment							
Musical Instruments	93.0 (62.8%)	88.7 (58.4%)	263.8 (61.5%)	246.1 (59.1%)	343.0 (61.5%)	343.0 (61.9%)	326.0 (59.2%)
AV/IT	22.9 (15.4%)	22.8 (15.0%)	56.6 (13.2%)	57.6 (13.8%)	74.0 (13.3%)	72.0 (13.0%)	72.8 (13.2%)
Electronic Equipment and Metal Products	8.9 (6.0%)	14.3 (9.4%)	36.8 (8.6%)	41.9 (10.1%)	46.5 (8.3%)	45.5 (8.2%)	54.8 (10.0%)
Lifestyle-Related	12.1 (8.2%)	12.9 (8.5%)	35.0 (8.1%)	35.4 (8.5%)	48.0 (8.6%)	46.0 (8.3%)	46.6 (8.5%)
Recreation	1.5 (1.0%)	4.2 (2.8%)	10.2 (2.4%)	13.2 (3.2%)	11.5 (2.1%)	11.5 (2.1%)	17.8 (3.2%)
Others	9.8 (6.6%)	9.0 (5.9%)	26.5 (6.2%)	22.3 (5.3%)	35.0 (6.2%)	36.0 (6.5%)	32.4 (5.9%)
Operating Income by Business Segment							
Musical Instruments	11.1	9.3	29.1	20.3	29.0	29.5	22.0
AV/IT	1.9	1.9	2.7	2.6	0.5	1.0	2.1
Electronic Equipment and Metal Products	0.7	1.3	2.5	3.5	2.0	1.5	3.1
Lifestyle-Related	0.1	0.6	0.4	1.0	1.0	0.5	1.2
Recreation	-0.0	-0.5	-0.7	-1.1	-1.0	-1.0	-1.5
Others	0.4	0.5	1.5	0.6	2.0	2.0	0.8

Non-Consolidated Basis

	3Q Results (Oct. 07-Dec. 07) FY2008.3	3Q Results (Previous Year) (Oct. 06-Dec. 06) FY2007.3	3Q Results (Apr. 07-Dec. 07) FY2008.3	3Q Results (Previous Year) (Apr. 06-Dec. 06) FY2007.3	Initial Projections (Oct. 31, 2007) FY2008.3	Projections FY2008.3	Results (Previous Year) FY2007.3
Net Sales	79.4	82.0	251.3	251.7			323.0
Operating Income	4.6 (5.8%)	4.3 (5.2%)	17.4 (6.9%)	14.8 (5.9%)			12.6 (3.9%)
Recurring Profit	5.5 (6.9%)	6.7 (8.2%)	20.6 (8.2%)	19.9 (7.9%)			19.9 (6.1%)
Net Income	5.4 (6.8%)	5.0 (6.1%)	63.7 (25.3%)	14.0 (5.6%)			11.3 (3.5%)

*1, 2 ROE and ROA are calculated on an annually adjusted basis.

*3 Number of Employees = Number of full-time staff at end of period + Number of temporary staff at end of period

*4 4Q Currency Exchange Rates US$=115JPY EUR=155JPY

The forward-looking statements in this document contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhibit 3

February 6, 2008

For immediate release

Yamaha Corporation

Outline of Consolidated Performance for the Third Quarter of FY2008.3* and Revision of the Outlook for FY2008.3 as a Whole
(Supplementary Information)

Performance through the Third Quarter: Year-on-Year Increases in Sales and Operating Income

Consolidated net sales from the first quarter through the third quarter of the fiscal year (April 1, 2007, to December 31, 2007) rose 3.0% year on year to ¥428.9 billion. This increase reflected the decline in the value of the yen and robust performances in the musical instruments and the others businesses, including golf products and parts. These performances more than offset the decrease in revenues stemming from the decline in the number of consolidated subsidiaries in the electronic equipment and metal products segment and the recreation segment following the sale of Yamaha's equity interest in those companies in the second half of the fiscal year.

Consolidated operating income rose 32.1%, to ¥35.5 billion, despite declines in profitability in the electronic equipment and metal products segment and the lifestyle-related products segments, owing to improvement in profitability in the recreation segment due to the decline in the number of consolidated subsidiaries, major increases in profitability in the musical instruments segment, and higher profits in the others business. Consolidated recurring profit declined 8.2%, to ¥35.3 billion, because of the sale of a portion of Yamaha's equity interest in Yamaha Motor Co., Ltd., which led to the exclusion of the latter company from the scope of

consolidation under the equity method and a consequent decline in equity in earnings of unconsolidated subsidiaries and affiliates.

Consolidated net income through the third quarter was up a sharp 41.0% year on year to ¥42.2 billion, because of the recognition of extraordinary gains on the sale of shares of associated companies.

Sales on a consolidated basis for the third quarter on a stand-alone basis (October 1, 2007, to December 31, 2007) posted a decline of 2.5% year on year, to ¥148.2 billion owing to the exclusion of certain companies from consolidation from the second half of the fiscal year, but consolidated operating income rose 9.0%, to ¥14.2 billion.

* The year ending March 31, 2008

Sales and Operating Income by Product Segment
(Figures in parentheses are changes year on year)

Musical Instruments

Sales of ¥263.8 Billion (+7.2%) and Operating Income of ¥29.1 Billion (+43.4%)

Sales of acoustic pianos, wind instruments, electronic musical instruments such as digital pianos, and commercial audio equipment increased. Segment sales also benefited from higher music school revenues and the positive effect of yen depreciation, thus resulting in a rise in overall sales compared with the same period of the previous year. Operating income also rose year on year, and various factors, including the effect of trends in foreign currency rates, and the beneficial impact of cost reductions brought a major increase compared with a year earlier.

AV/IT Products

Sales of ¥56.6 Billion (–1.8%) and Operating Income of ¥2.7 Billion (+4.2%)

Although the segment benefited from foreign currency trends, sales of

mainstay home theater equipment were weak and revenues from commercial online karaoke equipment declined. As a result, overall sales for the segment declined and operating income posted a slight increase.

Electronic Equipment and Metal Products

Sales of ¥36.8 Billion (–12.1%) and Operating Income of ¥2.5 Billion (–28.9%)

Accompanying the sale of 90% of the shares Yamaha held in Yamaha Metanix Corporation, which was a consolidated subsidiary engaged in the electronics metals business, to DOWA Metaltech Co., Ltd., Yamaha Metanix was excluded from the scope of consolidation beginning with the second half of the current fiscal year. In addition, sales of semiconductors decreased because of declining demand for LSI sound chips for mobile phones, thus leading to an overall drop in segment sales. Operating income showed a major decrease because of lower semiconductor sales and lower profit margins.

Lifestyle-Related Products

Sales of ¥35.0 Billion (–1.2%) and Operating Income of ¥0.5 Billion (–55.7%)

Overall sales of this segment declined because of a drop in the number of housing starts owing to more stringent inspections for confirmation of construction plans under the revised Building Standards Law and a decline in unit prices due to more intense competition in the market for housing fixtures and equipment. Operating income decreased because of increases in prices of materials and declining margins due to the trend toward lower-priced units.

Recreation

Sales of ¥10.2 Billion (–23.3%) and an Operating Loss of ¥0.7 Billion (Compared with a ¥1.1 Billion Operating Loss for the Same Period of the Previous Fiscal Year)

Yamaha sold the operating assets of four of its recreation facilities (Kiroro,

Toba Hotel International, Nemunosato, and Haimurubushi) and all the shares of the companies managing these facilities to Mitsui Fudosan Resort Co., Ltd., and, beginning with the second half of FY2008.3, these companies have been excluded from the scope of consolidation. As a result segment sales declined. Profitwise, as a consequence of the sale of unprofitable facilities, the operating loss has diminished.

Others

Sales of ¥26.6 Billion (+19.1%) and Operating Income of ¥1.5 Billion (+140.0%)

Segment sales as a whole rose above those of the same period of the previous year as a result of strong performance of golf products, increased production of magnesium and plastic parts, and robust performance of automotive interior component sales. Operating income rose sharply because of the increase in sales and reduction in manufacturing costs through improvement in production yields and other measures.

Revised Outlook for FY2008.3 as a Whole

Revision of the Projection Issued on October 31 at the Time of the Announcement of Interim Results

Compared with conditions at the time of the previous projection for FY2008.3, issued on October 31, 2007, trends in the operating environment have become significantly less transparent because of deterioration in market conditions. The previous projection (on a consolidated basis) called for net sales of ¥558.0 billion, operating income of ¥33.5 billion, recurring profit of ¥32.0 billion, and net income of ¥38.0 billion. Yamaha's revised outlook now projects net sales of ¥554.0 billion, operating income of ¥33.5 billion, recurring income of ¥33.0 billion, and net income of ¥39.0 billion.

Note: Figures have been rounded to the nearest ¥0.1 billion.

Exhibit 4

Analyst and Investor Briefing on the Third Quarter of the Fiscal Year Ending March 31, 2008 (FY2008.3)

February 7, 2008

YAMAHA CORPORATION

Overview of Performance in the Third Quarter of FY2008.3

YAMAHA

Third Quarter results

- Third quarter sales were lower than both the projection announced on October 31 and the same quarter of the previous year, while operating income was higher.
- Despite favorable exchange rates due to the strong euro, sales of AV and lifestyle-related products were lower than expected. Overall sales were 1.4% lower than previous projections.
- Excluding the impact of the handover of electronic metal products business and four resort facilities, sales increased 2.3% (¥3.4 billion) year-on-year. Discounting the impact of exchange rates, actual sales increased 0.8%, largely driven by musical instrument sales.
- Operating income from musical instruments exceeded previous projections and the figure for the same quarter of the previous year.
- Inventories at the end of the third quarter were up for musical instruments and AV. Although inventories were higher than previous projections, they remained broadly in line with the previous year's 3Q levels.

Results for the First Three Quarters

- Over the first three quarters (April-December) sales and income both increased year-on-year, partly due to the impact of exchange rates. In the musical instrument business sales rose year-on-year and operating income increased considerably. Sales and operating income both fell in the electronic equipment and metal products and lifestyle-related products businesses.
- Net income was higher year-on-year due to increased operating income and gain on sales of shares in Yamaha Motor Co., Ltd.

Business Performance in the Third Quarter of FY2008.3

YAMAHA

> Sales were lower than last year's 3Q results and previous projections, while operating income was higher

(Billions of yen)

	FY2007.3 (3Q) actual	FY2008.3 (3Q) actual	Change from FY2007.3	Previous projections (Oct. 31, 2007)	Change from previous projections
Net sales	152.0	148.2	-2.5%	150.3	-1.4%
Operating income (Operating income ratio)	13.0	14.2 (9.6%)	+9.0%	12.2	+16.5%
Recurring profit (Recurring profit ratio)	15.5	13.7 (9.3%)	-11.7%	10.9	+25.9%
Net income (Net income ratio)	12.5	11.4 (7.7%)	-8.6%	8.7	+30.7%
Equity method income	3.6	0		0	

Currency exchange rates (yens)

Net sales	US$	118	113	115
	EUR	152	164	155
Operating income	US$	117	114	115
	EUR	146	159	155

Performance by Business Segment in the Third Quarter of FY2008.3



Net Sales
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
152.0
13.2
12.9
14.3
22.8
88.7
148.2 (-2.5%)
11.3 (-14.3)
12.1 (-6.4)
8.9 (-37.7)
22.9 (+0.4)
93.0 (+4.9)
150.3 (-1.4%)
10.6 (+7.1)
12.6 (-4.0)
9.1 (-1.8)
24.8 (-7.8)
93.2 (-0.2)
FY2007.3
FY2008.3
FY2008.3 (previous projections)



Operating Income
(Billions of yen)
13.0
0.6
1.3
1.9
9.3
0
14.2
0.4
0.1
0.7
1.9
11.1
12.2
0.6
0.7
0.2
1.2
9.5
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
FY2007.3
FY2008.3
FY2008.3 (previous projections)

Figures in parentheses indicate change from the same period of the previous year or previous projections

Impact of exchange rates
Year-on-year : +¥2.2 billion (musical instruments +¥1.4 billion, AV/IT +¥0.8 billion)
Versus previous projections: +¥1.4 billion (musical instruments +¥0.9 billion, AV/IT +¥0.5 billion)

Impact of exchange rates
Year-on-year : +¥1.7 billion (musical instruments +¥1.0 billion, AV/IT +¥0.7 billion)
Versus previous projections: +¥0.6 billion (musical instruments +¥0.3 billion, AV/IT +¥0.2 billion)

Forecast for Business Performance in the Fourth Quarter of FY2008.3

YAMAHA

- Sales and income in the fourth quarter are forecast to be lower than previous projections

(Billions of yen)

	FY2007.3 (4Q) actual	FY2008.3 (4Q) projections	Change from FY2007.3	Previous projections (Oct. 31, 2007)	Change from previous projections
Net sales	133.9	125.1	-6.5%	127.0	-1.5%
Operating income	0.8	-2.0	-	0	-
Recurring profit	4.1	-2.3	-	-0.5	-
Net income	-2.0	-3.2	-	-1.5	-
Equity method income	4.0	0		0	

Currency exchange rates (yens)

Net sales	US$	119	115	115
	EUR	156	155	155
Operating income	US$	120	115	115
	EUR	151	155	155

Forecast for Performance by Business Segment in the Fourth Quarter of FY2008.3

Net Sales



133.9
125.1 (-6.5%)
127.0 (-1.5%)
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
14.7
11.2
12.9
15.2
79.9
10.8 (-26.5)
11.0 (-1.8)
8.7 (-32.6)
15.4 (+1.3)
79.2 (-0.9)
10.5 (+2.9)
12.5 (-12.0)
9.5 (-8.4)
15.5 (-0.6)
79.0 (+0.3)
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

Figures in parentheses indicate change from the same period of the previous year or previous projections

Impact of exchange rates
Year-on-year: -¥1.0 billion (musical instruments -¥0.9 billion, AV/IT -¥0.1 billion)
Versus previous projections: +¥0.1 billion (musical instruments +¥0.1 billion)

Operating Income

(Billions of yen)



0.8
-2.0
0
0.2
1.7
Electronic equipment & metal products -0.5
-0.4
Recreation & others -0.2
AV/IT
Recreation & others 0.2
0.4
0
AV/IT -1.7
-1.0
Lifestyle-related products
Electronic equipment & metal products
0.1
1.5
-1.5
Recreation & others
Lifestyle-related products 0
Electronic equipment & metal products 0
Musical instruments
AV/IT
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

Impact of exchange rates
Year-on-year: +¥0.3 billion (musical instruments +¥0.1 billion, AV/IT +¥0.2 billion)
Versus previous projections: No change

Forecast for Business Performance in FY2008.3 YAMAHA

- Estimated 4Q exchange rates: US$=¥115 EUR=¥155
- Full-year projection for sales is lower than previous projections, while that for operating income is unchanged

(Billions of yen) (%)

	1Q-3Q actual	4Q projections	FY2008.3 (new projections)	FY2008.3 (previous projections)	FY2007.3 actual	Change from previous projections	Change from previous year results
Net sales	428.9	125.1	554.0	558.0	550.4	-0.7%	+0.7%
Operating income (Operating income ratio)	35.5 (8.3%)	-2.0	33.5 (6.0%)	33.5 (6.0%)	27.7 (5.0%)	-	+21.0%
Recurring profit (Recurring profit ratio)	35.3 (8.2%)	-2.3	33.0 (6.0%)	32.0 (5.7%)	42.6 (7.7%)	+3.1%	-22.6%
Net income (Net income ratio)	42.2 (9.8%)	- 3.2	39.0 (7.0%)	38.0 (6.8%)	27.9 (5.1%)	+2.6%	+40.0%
Equity method income	0.1	0	0.1	0.1	17.8		

Currency exchange rates (yens)		1Q-3Q actual	4Q projections	FY2008.3 (new projections)	FY2008.3 (previous projections)	FY2007.3 actual
Net sales	US$	117	115	117	117	117
	EUR	163	155	161	159	150
Operating income	US$	118	115	117	117	117
	EUR	159	155	158	157	144

FY2008.3 Full Year Forecast for Performance by Segment

YAMAHA

Net Sales


Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
550.4
50.2
46.6
54.8
72.8
326.0
554.0 (+0.7%)
47.5 (-5.3)
46.0 (-1.2)
45.5 (-17.0)
72.0 (-1.1)
343.0 (+5.2)
558.0 (-0.7%)
46.5 (+2.2)
48.0 (-4.2)
46.5 (-2.2)
74.0 (-2.7)
343.0 (+/-0)
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

Operating Income

(Billions of yen)


27.7
1.2
3.1
2.1
22.0
-0.7
others
33.5
1.0
0.5
1.5
1.0
29.5
33.5
1.0
1.0
2.0
0.5
29.0
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

Figures in parentheses indicate change from the same period of the previous year or previous projections

Impact of exchange rates
Year-on-year : +¥10.2 billion (musical instruments +¥7.5 billion, AV/IT +¥2.7 billion)
Versus previous projections: +¥1.5 billion (musical instruments +¥1.0 billion, AV/IT +¥0.5 billion)

Impact of exchange rates
Year-on-year : +¥7.2 billion (musical instruments +¥5.6 billion, AV/IT +¥1.6 billion)
Versus previous projections: +¥0.6 billion (musical instruments +¥0.4 billion, AV/IT +¥0.2 billion)

Musical Instruments

YAMAHA

3Q Overview

- Sales and income rose year-on-year, partly due to the strong euro.
- Discounting the effect of exchange rates, actual sales increased 3.3% year-on-year.
- China and other emerging markets showed double-digit growth. Actual sales in Europe rose 2%. However, actual sales fell 4% year-on-year in the US market. End of year sales in Japan were also subdued.
- Actual sales were 1% (¥1.1billion) lower than previous projections.
- Sales of electronic musical instruments, wind instruments and professional audio equipment rose year-on-year.
- Gross margins improved due to factors including favorable exchange rates, altered sales structures and the effects of cost reductions. Operating income was higher than both previous projections and last year's 3Q results.
- Inventory at the end of the third quarter failed to reach levels set out in sales plans and exceeded projections.

Full Year Projections and 4Q Priority Policies

- Full year sales are expected to be in line with previous projections.
  Operating income is expected to be slightly higher than previous projections.
- Accelerate growth in emerging markets (China, Middle East, Eastern Europe, etc.)
- Strengthen and expand professional audio equipment business.
- Respond to demand for increased production and boost cost competitiveness in Hangzhou and Indonesia.



(Billions of yen)
Other
Yamaha musical instruments
86.2
88.7
93.0
93.2
23.9
23.4
24.2
24.5
62.3
65.3
68.8
68.7
7.6
9.3
11.1
9.5
FY2006.3
FY2007.3
FY2008.3
FY2008.3 (previous projections)
Net sales
Operating income
(Billions of yen)
314.1
326.0
343.0
343.0
94.5
95.9
95.4
96.3
219.6
230.1
247.6
246.7
14.1
22.0
29.5
29.0
FY2006.3 full year
FY2007.3 full year
FY2008.3 full year new projections
FY2008.3 (full year previous projections)

Musical Instruments: Sales by Region

YAMAHA

- Actual year-on-year change in 1-3Q sales, discounting impact of exchange rates
  Japan (+/-0%), North America (-1%), Europe (+5%) , China (+22%), Other regions (+18%)
- Actual year-on-year change in full year sales, discounting impact of exchange rates
  Japan (-2%), North America (-1%), Europe (+4%), China (+19%), Other regions (+19%)



Japan
(Billions of yen)
150
100
50
0
136.5
4Q
1-3Q
133.9
4Q
1-3Q
FY2007.3
FY2008.3 projection



North America
(Billions of yen)
60
30
0
68.6
68.4
FY2007.3
FY2008.3 projection



Europe
(Billions of yen)
60
30
0
69.3
77.7
FY2007.3
FY2008.3 projection



China
(Billions of yen)
15
10
5
0
10.6
12.7
FY2007.3
FY2008.3 projection



Other Regions
(Billions of yen)
50
40
30
20
10
0
41.0
50.3
FY2007.3
FY2008.3 projection

Sales in Growth Markets



Eastern Europe (excluding Russia/CIS)
(Billions of yen)
5.0
0.0
5.2
6.5
FY2007.3
FY2008.3 projection



Latin America
(Billions of yen)
10.0
5.0
0.0
8.7
11.6
FY2007.3
FY2008.3 projection



Korea
(Billions of yen)
10.0
5.0
0.0
6.7
8.5
FY2007.3
FY2008.3 projection



Middle East
(Billions of yen)
10.0
5.0
0.0
4.7
6.6
FY2007.3
FY2008.3 projection

Musical Instruments: Sales by Product

YAMAHA

Pianos



(Billions of yen)
60
40
20
0
53.4
+4%
55.6
4Q
FY2007.3
FY2008.3 projection



Electronic Musical Instruments (Excluding Electones)



(Billions of yen)
80
60
40
20
0
73.8
+8%
79.9
FY2007.3
FY2008.3 projection





Wind Instruments



(Billions of yen)
40
20
0
41.4
+6%
43.8
FY2007.3
FY2008.3 projection

Professional Audio Equipment



(Billions of yen)
40
20
0
31.0
+16%
36.0
FY2007.3
FY2008.3 projection





String and Percussion Instruments



(Billions of yen)
30
20
10
0
23.6
+3%
24.4
FY2007.3
FY2008.3 projection

AV/IT

YAMAHA

3Q Overview

- Sales and operating income were around the same level as the previous year. Sales were lower than projections, while income was higher.
- Discounting the effect of exchange rates, actual sales were 2.6% lower than the previous year.
- Actual sales in the North American market rose slightly year-on-year. Sales fell in Europe and continued to be sluggish in Japan.
- Sales of online karaoke equipment fell sharply year-on-year.
- YSP sales over the first three quarters (April-December) rose 21% year-on-year to ¥6.5 billion (87,000 units)
- Operating income increased year-on-year and exceeded projections due to improved gross margin rates that partly resulted from currency exchange gains.
- Inventory at the end of the third quarter exceeded projections due to lower than expected sales.



(Billions of yen)
Routers, etc.
AV
Karaoke
25.4
1.6
23.8
1.9
22.7
1.6
21.1
1.9
22.9
1.6
21.3
1.9
24.8
1.5
23.3
1.2
FY2006.3
FY2007.3
FY2008.3
FY2008.3 (previous projections)
Net sales
Operating income

Full Year Projections and 4Q Priority Policies

- Downward revision of full year sales projections.
  Income is expected to be slightly higher than projections.
- Smooth market launch of new AV products aimed at spring demand.
- Expand sales of front surround speakers.
- Reinforce mid- and high-range 2-channel Hi-Fi product business.
- Differentiate router products and develop new customers.
- Continue to raise awareness of conferencing systems and develop sales channels.



(Billions of yen)
75.9
6.5
69.4
2.1
72.8
6.4
66.4
2.1
72.0
5.8
66.2
1.0
74.0
5.9
68.1
0.5
FY2006.3 full year
FY2007.3 full year
FY2008.3 full year new projections
FY2008.3 (full year previous projections)

Electronic Equipment & Metal Products

3Q Overview

- In semiconductor business, sales and income both fell year-on-year. Sales were lower than previous projections, but income was higher.
- Demand for LSI sound chips for mobile phones weakened considerably, particularly overseas.
- Shipments of LIS chips for digital amplifiers for flat-panel TVs and mobile phones increased. Shipments of graphic LSIs for pachinko machine also increased.
- The handover of electronic metals business took place as scheduled at the end of November (excluded from consolidated results from the third quarter).



(Billions of yen)
Electronic metals
Semi-conductors
14.2
3.3
10.8
1.7
14.4
4.7
9.7
1.3
8.9
0.7
9.1
0.2
Net sales
Operating income
FY2006.3
FY2007.3
FY2008.3
FY2008.3 (previous projections)

Full Year Projections and 4Q Priority Policies

- Downward revision of full year sales and operating income projections.
- Maintain sales of LSI products for mobile phone handsets, such as LSI sound chips and codec chips.
- Expand sales of LSI chips for pachinko-related products and digital amplifiers.
- Launch silicon microphone into the market, a sector where development has been delayed.



(Billions of yen)
56.2
12.5
43.7
7.9
54.8
16.3
38.5
3.1
45.5
9.2
36.3
1.5
46.5
9.2
37.3
2.0
FY2006.3 full year
FY2007.3 full year
FY2008.3 full year new projections
FY2008.3 (full year previous projections)

Lifestyle-Related Products

YAMAHA

3Q Overview

- Sales and income fell, both year-on-year and against previous projections.
- Weak demand for new construction continued amid delays in confirming construction applications. While greater activity was anticipated in the remodeling sector, sales remained around the same level as the previous year.
- Although system kitchen sales were lower than projections, they increased year-on-year.

  However, system bathroom product sales fell year-on-year and against projections due to lower unit prices.
- Operating income was lower than both last year's figures and previous projections due to lower sales, lower unit prices for system bathroom products, and reduced gross profit margins associated with higher prices for resin and other materials.



(Billions of yen)
12.5
12.9
12.1
12.6
Installation, etc.
Bathrooms
Kitchens
1.8
4.9
5.8
0.8
1.7
4.6
6.6
0.6
1.6
3.8
6.7
0.1
1.3
4.4
6.9
0.7
Net sales
Operating income
FY2006.3
FY2007.3
FY2008.3
FY2008.3 (previous projections)

Full Year Projections and 4Q Priority Policies

- Sales and income are expected to fall below previous projections due to market downturn.
- Expand system kitchen sales.

  Increase sales of added-value bathroom products with artificial marble wall.
- Enhance showroom functions and reinforce remodeling business strategy.



(Billions of yen)
45.2
46.6
46.0
48.0
6.0
18.7
20.5
1.2
5.9
17.3
23.4
1.2
6.0
15.0
25.0
0.5
5.9
16.4
25.7
1.0
FY2006.3 full year
FY2007.3 full year
FY2008.3 full year new projections
FY2008.3 (full year previous projections)

Recreation

YAMAHA

3Q Overview

- Operating losses improved year-on-year with the handover of four facilities.
- Excluding the four facilities handed over, sales fell slightly year-on-year.



(Billions of yen)
4.2
4.2
1.5
1.3
-0.9
-0.5
-0
-0.2
FY2006.3
FY2007.3
FY2008.3
FY2008.3 (previous projections)

Full Year Projections and 4Q Priority Policies

- Full year results are expected to be in line with previous projections.
- Focus on increasing customer numbers at Tsumagoi™ and Katsuragi™.
- In particular, develop sales promotion initiatives for Katsuragi™ based on hosting of golf tournaments.



(Billions of yen)
Net sales
Operating income
18.0
17.8
11.5
11.5
-1.8
-1.5
-1.0
-1.0
FY2006.3 full year
FY2007.3 full year
FY2008.3 full year new projections
FY2008.3 (full year previous projections)

Others

YAMAHA

3Q Overview

- Sales exceeded previous projections and increased year-on-year. Operating income was broadly in line with last year's figures and projections.
- Operating income from automobile interior wood components rose year-on-year as yields improved. However, in spite of increased production in metallic molds and components business - particularly for digital camera applications - delay in improving yields resulted in operating income falling both year-on-year and against previous projections.
- Strong sales of golf products continued in Japanese and Asian markets.



(Billions of yen)
Metallic molds & components
Golf
Automobile interior wood components
6.6
2.8
0.7
3.1
0.3
9.0
3.6
1.0
4.4
0.5
9.8
5.0
1.5
3.3
0.5
9.3
5.0
0.9
3.4
0.4
Net sales
Operating income
FY2006.3
FY2007.3
FY2008.3
FY2008.3 (previous projections)

Full Year Projections and 4Q Priority Policies

- Upward revision of full year sales projections. Income is expected to be in line with projections.
- Automobile interior wood components/metallic molds and components: Focus on reducing unit costs for manufacturing by improving yields.
- Automobile interior wood components: Prepare for smooth start to production of next models.
- Golf products: Continue to raise awareness of the "inpres" brand.



(Billions of yen)
24.7
11.3
2.7
10.7
0.6
32.4
15.9
3.9
12.6
0.8
36.0
17.9
5.3
12.8
2.0
35.0
17.5
4.7
12.8
2.0
FY2006.3 full year
FY2007.3 full year
FY2008.3 full year new projections
FY2008.3 (full year previous projections)

Inventories

YAMAHA

- Inventories at the end of 3Q were ¥2.1 billion lower than the same quarter of the previous year. (¥1.9 billion higher excluding inventory transferred as part of handover of electronic metals business)
- Discounting the effects of exchange rates, actual inventories were ¥6.2 billion higher than previous projections due to increased finished goods inventories of musical instruments and AV products resulting from sales targets not being met.

(Billions of yen)



End of 3Q
End of Fiscal Year
Goods in process/ materials
Other products
AV/IT
Musical instruments
86.3
29.2
3.9
9.8
43.4
84.2
26.0
3.7
11.0
43.5
76.9
24.9
4.1
8.8
39.1
82.2
28.6
3.9
9.1
40.6
78.2
25.4
3.3
9.0
40.5
74.9
25.2
3.5
8.1
38.1
FY2007.3
FY2008.3
FY2008.3 (previous projections)
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

Impact of exchange rates	0		1.1	-0.6		0.1

Appendix

- Capital Expenditure/Depreciation/R&D Expenses
- Balance Sheet Summary
- Third Quarter Non-Operating Income/Loss & Extraordinary Income/Loss
- Full Year Non-Operating Income/Loss & Extraordinary Income/Loss
- Yamaha Musical Instrument Sales in the Japanese Market
- Yamaha Musical Instrument Sales in the U.S. Market
- Yamaha Musical Instrument Sales in the German Market
- Yamaha Musical Instrument Sales in the Chinese Market

Capital Expenditure/Depreciation/R&D Expenses

YAMAHA

Capital Expenditure (Depreciation)

(Billions of yen)

1-3Q


15.8
16.4
Others
Electronic equipment & metal products
AV/IT
Musical instruments
2.5
2.8
0.9
9.6
(14.7)
2.0
1.7
1.5
11.2
(15.5)
FY2007.3
FY2008.3

Full Year


25.2
4.5
4.4
1.5
14.8
(20.0)
23.5
3.2
2.6
2.0
15.7
(20.2)
25.0
3.6
2.8
2.3
16.3
(20.6)
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

R&D Expenditure


17.9
18.3
Others
Electronic equipment & metal products
AV/IT
Musical instruments
2.0
3.8
3.6
8.5
1.6
4.0
3.9
8.8
FY2007.3
FY2008.3


24.2
2.5
5.4
4.9
11.4
24.5
2.5
5.0
4.7
12.3
24.5
2.5
5.0
4.7
12.3
FY2007.3
FY2008.3 (new projections)
FY2008.3 (previous projections)

Balance Sheet Summary

YAMAHA

(Billions of yen)

	As of end of 3Q			Full year		
	As of Dec. 31, 2006	As of Dec. 31, 2007	Change	As of Mar. 31, 2007	As of Mar. 31, 2008	Change
Cash and bank deposits	34.9	101.9*	67.0	46.7	107.5*	60.8
Notes & accounts receivable	89.8	85.1	-4.7	76.6	70.5	-6.1
Inventories	86.3	84.2	-2.1	82.2	78.2	-4.0
Other current assets	26.6	30.4	3.8	25.5	27.4	1.9
Fixed assets	323.7	304.2	-19.5	328.0	306.0	-22.0
Total assets	561.3	605.8	44.5	559.0	589.6	30.6
Notes & accounts payable	42.5	38.3	-4.2	43.2	36.8	-6.4
Short- and long-term loans	35.2	30.5	-4.7	25.6	24.0	-1.6
Resort membership deposits	26.8	17.6	-9.2	26.7	16.7	-10.0
Other liabilities	104.6	138.9	34.3	112.1	140.4	28.3
Total net assets	352.2	380.5	28.3	351.4	371.7	20.3
Total liabilities and net assets	561.3	605.8	44.5	559.0	589.6	30.6

* Balance of cash and bank deposits as of December 31, 2007 and as of March 31, 2008 includes ¥31.4 billion in negotiable deposits

Third Quarter Non-Operating Income/Loss & Extraordinary Income/Loss

YAMAHA

(Billions of yen)

	FY2007.3 (3Q) results	FY2008.3 (3Q) results	FY2008.3 (3Q) (previous projections)
Non-operating income (loss)			
Equity method income	3.6	0	0
Net financial income (loss)	-0.1	-0.1	-0.2
Other	-1.0	-0.4	-1.1
Total	+2.5	-0.5	-1.3
Extraordinary income/loss			
Income from (loss on) disposal of fixed assets	0	0.2	0.2
Other	-0.1	2.1	1.6
Total	-0.1	+2.3	+1.8
Corporate income tax and other expenses			
Corporate income tax, etc.	2.9	4.4	3.9
Minority interests in consolidated subsidiaries	0.2	0.2	0.1
Total	3.1	4.6	4.0

• Gain on sales of investment securities 2.2 (FY2008.3 (3Q) results, Extraordinary income/loss: Other 2.1)

Full-Year Non-Operating Income/Loss & Extraordinary Income/Loss

YAMAHA

(Billions of yen)

Non-operating income (loss)	FY2007.3 results	FY2008.3 new projections	FY2008.3 (previous projections)
Equity method income	17.8	0.1	0.1
Net financial income (loss)	0.1	2.6	2.5
Other	-3.0	-3.2	-4.1
Total	+14.9	-0.5	-1.5

- FY2008.3 new projections, Net financial income (loss): • Yamaha Motor Co., Ltd. dividend 1.7
- FY2008.3 previous projections, Net financial income (loss): • Yamaha Motor Co., Ltd. dividend 1.7

Extraordinary income/loss	FY2007.3 results	FY2008.3 new projections	FY2008.3 (previous projections)
Income from (loss on) disposal of fixed assets	-1.1	0.8	0.7
Other	-8.4	29.2	28.8
Total	-9.5	+30.0	+29.5

- FY2007.3 results, Other: • Resort impairment loss -4.7 • Dissolution of overseas plants -3.2 • Special retirement allowances -0.7
- FY2008.3 new projections, Other: • Gain on sale of shares in Yamaha Motor Co., Ltd. 27.8 • Gain on sale of investment securities 2.2
- FY2008.3 previous projections, Other: • Gain on sale of shares in Yamaha Motor Co., Ltd. 27.8

Corporate income tax and other expenses	FY2007.3 results	FY2008.3 new projections	FY2008.3 (previous projections)
Corporate income tax, etc.	4.7	23.3	22.9
Minority interests in consolidated subsidiaries	0.5	0.7	0.6
Total	5.2	24.0	23.5

Yamaha Musical Instrument Sales in the Japanese Market (Including Professional Audio Equipment)

YAMAHA

Although sales of electronic musical instruments, wind instruments and professional audio equipment were robust, year-end sales failed to inject vitality into the market and sales figures were in line with the same period of the previous year. Music schools showed solid income.



Figures in parentheses are year-on-year comparisons
(Billions of yen)
150.0
100.0
50.0
0.0
104.0 (97%)
107.6 (103%)
102.9 (96%)
102.2 (99%)
101.8 (100%)
33.5
32.0
38.5
33.9
33.9
39.8
33.4
31.7
37.8
33.2
31.3
37.7
33.1
31.5
37.2
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
1-3Q
134.4 (96%)
140.2 (104%)
136.8 (98%)
136.5 (100%)
133.9 (98%)
51.7 (92%)
56.9 (110%)
52.3 (92%)
52.1 (100%)
51.0 (98%)
Music schools, etc.
Yamaha musical instruments
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3 (projection)
Full Year

Yamaha Musical Instrument Sales in the U.S. Market (Including Professional Audio Equipment)

YAMAHA

Year-end sales were subdued. Total sales for the first three quarters fell below the previous year's figure, partly due to considerably weaker demand in the piano market and weak sales among mass merchandisers. Strong sales of wind instruments and professional audio equipment could not make up for overall sales decline.



Wholesale amount
(millions of U.S. dollars)
600
500
400
300
200
100
0
383
(104%)
128
138
103
406
(104%)
142
145
96
417
(106%)
161
150
95
399
(103%)
161
156
100
389
(97%)
137
147
105
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
1-3Q
532
(106%)
536
(104%)
555
(104%)
542
(98%)
530
(98%)
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
(projection)
Full Year

Yamaha Musical Instrument Sales in the German Market (Including Professional Audio Equipment)

YAMAHA

Although strong results were recorded in the first half, year-end sales were sluggish. The grand piano market stalled, but new upright piano products contributed to healthier results and sales of new digital piano products launched in the summer also grew. Strong sales of professional audio equipment continue.



Wholesale amount
(millions of euro)
150
100
50
0
81
(96%)
32
25
25
76
(94%)
31
22
24
76
(100%)
33
22
21
80
(105%)
35
22
22
82
(103%)
35
25
22
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3

1-3Q



150
100
50
0
101
(96%)
94
(93%)
95
(101%)
99
(104%)
101
(102%)
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
(projection)

Full Year

Yamaha Musical Instrument Sales in the Chinese Market (Including Professional Audio Equipment)

YAMAHA

Pianos account for almost 50% of sales, and new locally-produced products sold well. Factors including progress in developing sales networks and screening of TV commercials are driving strong growth, sales of other musical instrument products are also expanding steadily, and as a whole double-digit growth continues.



Wholesale amount
(millions of yuan)
800
600
400
200
0
349
107
167
75
422
(121%)
137
159
126
458
(109%)
144
177
137
524
(114%)
180
191
153
638
(122%)
221
245
172
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3

1-3Q



460
550
(120%)
599
(109%)
679
(113%)
808
(119%)
FY04.3
FY05.3
FY06.3
FY07.3
FY08.3
(projection)

Full Year

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to Yamaha and the Yamaha Group. Forecasts are, therefore, subject to risks and uncertainties.

Accordingly, actual performance may differ greatly from our predictions depending on changes in the economic conditions surrounding our business, demand trends, and the value of key currencies, such as the U.S. dollar and the euro.

Exhibit 5

For immediate release

February 6, 2008

Company Name: YAMAHA CORPORATION
President and
Representative Director : Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Consolidation of Musical Instruments and Audio Visual (AV) Equipment Sales Companies in Three European Countries

Yamaha Corporation (Head Office: Hamamatsu, Shizuoka Prefecture; Representative: Mitsuru Umemura; hereinafter, Yamaha) announced today that it has decided to implement steps, beginning in May 2008, to consolidate its AV equipment sales companies with its musical instruments sales companies to form one sales company for these products in each of Germany, France, and the United Kingdom.

This consolidation is part of measures being implemented in the region under Yamaha's medium-term business plan, "Yamaha Growth Plan 2010 (YGP2010)," to consolidate musical instruments and AV equipment sales capabilities, with the objectives of realizing maximum synergies in the sales of musical instruments and AV equipment as well as simultaneously improving management efficiency through the consolidation of distribution capabilities.

In Germany and France, Yamaha's AV equipment sales company will be absorbed into Yamaha's musical instruments sales company. In the United Kingdom, the operations of the AV equipment sales company will be transferred into the musical instruments sales company, and the AV equipment sales business will be reorganized as a department of the musical instruments sales company. The U.K. subsidiary formerly responsible for AV equipment will cease operations and is scheduled to be liquidated.

The outline of the consolidation by country is shown below. Please note that the impact of this consolidation of operations in Europe on Yamaha's consolidate performance will be minimal.

<u>Outline of Consolidations by Country</u>

1. Consolidation of Sales Companies in Germany (Scheduled for Completion in April 2008)

✧ Outline of AV equipment sales company to be absorbed in the consolidation
Company name: Yamaha Elektronik Europa GmbH (YEE)
Location: Rellingen, Germany
Representative: Yasuaki Gyoten
Paid-in capital: 4.1 million euros (100% owned by YMCE)

Lines of business: Import and sale of AV products
Date of establishment: March 25, 1981

✧ Outline of the musical instruments sales company after consolidation
Company name: Yamaha Music Central Europe GmbH (YMCE)
Location: Rellingen, Germany
Representative: Yasuaki Gyoten
Paid-in capital: 10.452 million euros (100% owned by YMHE*)
Lines of business: Import and sale of musical instruments as well as PA and AV products, management of music schools
Date of establishment: July 25, 1966

2. Consolidation of Sales Companies in France (Scheduled for Completion in May 2008)

✧ Outline of the AV equipment sales company to be absorbed in the consolidation
Company name: Yamaha Electronique France S.A.S. (YEF)
Location: Croissy-Beaubourg, France
Representative: Bernard Weil
Paid-in capital: 1.824 million euros (100% owned by YMF)
Lines of business: Import and sale of AV equipment
Date of establishment: March 12, 1988

✧ Outline of the sales company after consolidation
Company name: Yamaha Musique France S.A.S. (YMF)
Location: Croissy-Beaubourg, France
Representative: Bernard Weil
Paid-in capital: 1.2 million euros (100% owned by YMHE*)
Lines of business: Import and sale of musical instruments as well as PA and AV equipment
Date of establishment: January 11, 1973

3. Consolidation of Sales Companies in the United Kingdom (Transfer of Operations to Be Completed in June 2008)

✧ AV equipment sales company whose operations will be transferred
Company name: Yamaha Electronics (UK) Ltd. (YEUK)
Location: Watford, U.K.
Representative: Kenichiro Kamoshida
Paid-in capital: 1.0 million U.K. pounds (100% owned by Yamaha Corporation)
Lines of business: Import and sale of AV products
Date of establishment: January 1, 1986

✧ Outline of the sales company after consolidation
Company name: Yamaha Music U.K. Ltd. (YMUK)
Location: Milton Keynes, U.K.
Representative: Andrew Kemble

Paid-in capital: 25,000 U.K. pounds (87.5% owned by YMHE* and 12.5% owned by local interests)
Lines of business: Import and sale of musical instruments as well as PA and AV equipment
Date of establishment: February 13, 1968

* Yamaha Music Holding Europe GmbH (YMHE) (Regional management and holding company for Yamaha Group companies in Europe)

For further information, please contact:
YAMAHA CORPORATION
Public Relations Group
Public Relations Division
Telephone: +81-3-5488-6601

For Reference

1.


YMCE (100% subsidiary of YMHE)
President: Yasuaki Gyoten
YEE (100% subsidiary of YMCE)
President: Yasuaki Gyoten
Consolidation
YMCE (100% subsidiary of YMHE)
President: Yasuaki Gyoten

2.


YMF (100% subsidiary of YMHE)
President: Bernard Weil
YEF (100% subsidiary of YMF)
President: Bernard Weil
Consolidation
YMF (100% subsidiary of YMHE)
President: Bernard Weil

3.


YEUK (100% subsidiary of Yamaha Corporation)
President: Kenichiro Kamoshida
Transfer of operations
YMUK (100% subsidiary of YMHE)
President: Andrew Kemble
Consolidation
YMUK (100% subsidiary of YMHE)
President: Andrew Kemble

Exhibit 6

For immediate release

February 6, 2008

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Dormant Company in Malaysia to Be Dissolved

Yamaha Corporation (Yamaha) has announced its intention to dissolve Audio-Visual Land (Malaysia) Sdn. Bhd. (hereinafter, AVL; Representative: Hitoshi Mochizuki; Location: Malaysia). AVL is a wholly owned subsidiary of Yamaha Music (Malaysia) Sdn. Bhd. (hereinafter, YMM; Representative: Yasushi Suzuki; Location: Malaysia), which is a wholly owned sales subsidiary of Yamaha, operating in Malaysia.

AVL was established in August 1992 as a subsidiary of YMM with the objective of conducting sales activities for audio equipment, including professional audio equipment, and other items in Malaysia. However, as a result of measures to increase efficiency, these activities were transferred to YMM in April 2005, and AVL became a dormant business entity. Liquidation of the assets and liabilities of AVL has virtually been completed, and procedures for dissolution of AVL are beginning.

Please note that the costs accompanying the liquidation of AVL will be minor and the impact of this decision on Yamaha's consolidated accounts will not be material.

1. Outline of Company to Be Dissolved

Company name: Audio-Visual Land (Malaysia) Sdn. Bhd.

Address: No. 8, Jalan Perbandaran, Kelana Jaya, 47301 Petaling Jaya, Selangor

Representative: Yasushi Suzuki

Lines of business: Sales and installation of audio equipment and professional audio equipment

Paid-in capital: 250,000 RM (100% invested by YMM)

Date of establishment: August 13, 1992

2. Schedule for the Dissolution

Date of termination of operations: Operations ceased in April 2005

Completion of the dissolution: Scheduled for June 2009

3. Cost of Dissolution

Minimal

4. For further information, please contact:

YAMAHA CORPORATION
Public Relations Group
Public Relations Division
Telephone: +81-3-5488-6601

END